UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 12, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(在中華人民共和國註冊成立的股份有限公司)

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code 股份代號:;00670)

NOTIFICATION LETTER 通 知 信 函

Dear Investor (Note 1),	13 June 2012

China Eastern Airlines Corporation Limited (the “ Company” )

Notice of publication of the Supplemental Notice for the 2011 Annual General Meeting of the Company (the “ Current Corporate Communication” )

The English and Chinese version s of the Current Corporate Communication are available on our website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those website s. On our said website, the Current Corporate Communication can be found under the “Investor Relations” section by clicking “About us” on the home page.

If you want to receive a printed version of the Current Corporate Communication or change your choice of means of receipt of the Corporate Communications in future, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a. m. to 6:00 p. m. from Monday to Friday, excluding public holidays ).

Yours faithfully, for and on behalf of
China Eastern Ai rlines Corporation Limited
Wang Jian Ngai Wai Fung
Joint Company Secretaries

Note 1: This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communications via website version. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

Note 2: Corporate Communications refer to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

致投資者 (附註 1) :;

中國東方航空股份有限公司(「本公司」)

本公司2011年度股東週年大會補充通告之發佈通知(「本次公司通訊文件」)

本次公司通訊文件的中、英文版本已上載於本公司網站(www.ceair.com)及香港聯合交易所有限公司網站(www.hkexnews.hk)。請在該等網站瀏覽有關文件。本次公司通訊文件可在本公司主頁按「關於東航」,再在「投資者關係」一項下選取。

如閣下欲收取本次公司通訊文件之印刷本或更改日後收取公司通訊文件之收取途徑之選擇,請閣下填妥在本函背面的申請表格(「申請表格」),並使用隨附之的郵寄標籤寄回,如在香港投寄則毋須貼上郵票。申請表格請經香港證券登記有限公司(「香港證券登記處」)寄回本公司,地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦 可於上述網站內下載。此外,閣下亦可以電郵方式發送申請表格掃描本到 cea .ecom@computershare.com.hk 。

如對本函內容有任何疑問,請致電香港證券登記處電話熱線 (852) 2862 8688 ,辦公時間為星期一至五(公眾假期除外)上午9時正至下午6時正。

代表
中國東方航空股份有限公司
汪健 魏偉峰
聯席公司秘書
謹啟

二零一二年六月十三日

附註 1:; 本函件收件對象為本公司非登記股份持有人。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知本公司,希望收到網上版本的公司通訊文件。如果閣下已出售或轉讓所持有的本公司股份,則無需要理會本函件及其背面的申請表格。

附註 2:; 公司通訊文件指任何由本公司刊印或將會刊印以供參考或行動的文件,包括但不限於:;(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告(如適用);(b)中期報告及中期摘要報告(如適用);(c)會議通告;(d)上市文件;(e)通函; (f)委任代表表格;及(g)回條。

CEAH-13062012-1(0)

Request Form 申請表格

To:	China Eastern Airlines Corporation Limited (the “Company”)	致:;	中國東方航空股份有限公司(「本公司」)
	(Stock code: 00670)		(股份代號:;00670)
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	(the “Hong Kong Share Registrar”)		(「香港證券登記處」)
	17M Floor,		香港灣仔皇后大道東 183 號
	Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong		合和中心 17M 樓

I/We would like to receive the following printed copy(ies) of the Corporate Communication(s) of the Company as indicated below:
本人/我們現在希望以下列方式收取本公司所有公司通訊文件之印刷本:;

(Please mark ONLY ONE(X)of the following boxes) (請從下列選擇中,僅在其中一個空格內劃上「X」號)

☐	to receive printed copy of the CURRENT Corporate Communication only; OR 僅收取本次公司通訊文件的印刷本;或

☐	to receive printed copies of the CURRENT Corporate Communication and ALL FUTURE Corporate Communications. 收取本次公司通訊文件及將來所有公司通訊文件之印刷本。

Name(s)# 姓名#	Signature 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Address# 地址#
Contact telephone number 聯絡電話號碼	(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Date 日期

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

假如閣下從本公司網站或香港聯合交易所有限公司的網站下載本申請表格,請必須填上有關資料。

Notes:

附註:;

1.	Please complete all your details clearly.
請閣下清楚填妥所有資料。
2.	This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communication via website version.
本申請表格應由本公司非登記股份持有人填寫。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知本公司,希望收到網上版本的公司通訊文件。
3.	Any form with more than one box marked (X), no box marked (X), no signature or other wise incorrectly completed will be void.
如在本表格作出超過一項選擇、未有作出選擇、未有簽署、或在其他方面填寫不正確,則本表格將會作廢。
4.	The above instruction will apply until you notify to the Company c/o the Hong Kong Share Registrar to the contrary or unless you have at anytime ceased to have H shares in the Company.
上述指示將適用直至閣下經香港證券登記處通知本公司另外之安排或任何時候停止持有本公司的H股。
5.	We do not accept any special or other instructions written on this Request For m.
任何在本申請表格上手寫的額外或其它指示,本公司將不予處理。
*	The Current Corporate Communication of the Company refers to the Supplemental Notice for the 2011 Annual General Meeting dated 13 June 2012.
本申請表格所提及之本公司本次公司通訊文件指日期為2012年6月13日的2011年度股東週年大會補充通告。

閣下寄回此申請表格時,請將郵寄標籤剪貼於信封上。	郵寄標籤 MAILING LABEL
如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope and return this Request Form to us. No postage is necessary if posted in Hong Kong .	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong